Exhibit 99.26 (q)

Strategic Group Variable Universal Life® II (GVUL II)

April 23, 2019

Description of Issuance, Transfer, and Redemption Procedures for a
Group Flexible Premium Variable Adjustable Life Insurance Policy Offered by

Massachusetts Mutual Variable Life Separate Account I

of Massachusetts Mutual Life Insurance Company

This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii), adopted pursuant to the Investment Company Act of 1940 (1940 Act), the administrative procedures that will be followed by Massachusetts Mutual Life Insurance Company (MassMutual) in connection with the issuance of the Group Flexible Premium Variable Adjustable Life Insurance Certificate described in Registration Statement No. 333-206438, the transfer of assets held thereunder, and the redemption by Certificate Owners of their interests in the Certificates.

Massachusetts Mutual Variable Life Separate Account I (Separate Account) of MassMutual is registered under the 1940 Act as a unit investment trust. A segment of the Separate Account has been designated to receive and invest premium payments received for the Group Flexible Premium Variable Adjustable Life Insurance Certificates. The designated segment of the Separate Account is divided into divisions. Each division purchases shares in a corresponding underlying fund. Procedures apply equally to each division and for purposes of this description are defined in terms of the Separate Account, except where a discussion of both the Separate Account and the individual division is necessary.

MassMutual will issue a Group Flexible Premium Variable Adjustable Life Insurance Policy (Group Policy) to an employer or other sponsoring organization (Employer). Group Flexible Premium Variable Adjustable Life Insurance Certificates (Certificates) will be issued to eligible employees (Employees) employed by or affiliated with the Employers who elect to purchase a Certificate (Certificate Owners).

Although a Certificate provides for fixed benefits supported by MassMutual’s General Account, this description assumes that net premiums are allocated exclusively to the Separate Account and that all transactions involve only the divisions of the Separate Account, except as otherwise explicitly stated herein. MassMutual provides the following information regarding the Certificates.

1.         Purchases and Related Transactions

This section outlines Certificate provisions and administrative procedures that might be deemed to constitute, either directly or indirectly, a “purchase” transaction. Because of the insurance nature of the Certificates, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and annuity contracts. The chief differences revolve around the structure of the cost of insurance charges and the insurance underwriting process. Certain Certificate provisions, such as reinstatement and loan repayment, do not result in the issuance of a Certificate but require certain payments by the Certificate Owner and involve a transfer of assets supporting Certificate reserves into the Separate Account.

a.     Premium Schedules, Insurance Charges and Underwriting Standards

Premium payments are not limited as to frequency and number, but there are limitations as to amount. The minimum initial premium payable varies by the age of the Insured and the base selected face amount and can be paid in a lump sum or throughout the first Certificate year via payroll deduction or by the Pre-Authorized Check (PAC) Premium Payment Service. The minimum initial premium is specified on the certificate specifications page.

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While the Certificate is in force, premiums may be paid at any time before the death of the Insured subject to certain restrictions. Except for the minimum initial premium, there are no minimum or maximum premium payments under the Certificate, so long as there is sufficient account value to keep the Certificate in force. MassMutual has the right to refund a premium paid in any year if it will increase the net amount at risk under the Certificate. The net amount at risk is the difference between the death benefit payable and the account value of the Certificate.

The Certificates do not terminate for failure to pay premiums because payments, other than the initial premium, are not specifically required. Rather, if on a monthly calculation date, the account value less any Certificate debt is insufficient to cover the monthly deduction, the Certificate enters a grace period. The Certificate will terminate without value if MassMutual does not receive payment of the required amount by the end of the grace period. Issuance of Certificates is subject to MassMutual’s then current guidelines regarding guaranteed issue, simplified issue, and full underwriting. Guaranteed issue is only available to Employees affiliated with an Employer group. For those proposed Certificate Owners subject to simplified or full underwriting, MassMutual will require adequate evidence of insurability prior to approving issuance of a Certificate. The minimum base selected face amount of a Certificate is currently $50,000.

Cost of insurance charges for the Certificates will not be the same for all Certificate Owners. The insurance principle of pooling and distribution of mortality risks is based upon the assumption that each Certificate Owner pays a cost of insurance charge commensurate with the Insured’s mortality risk, which is actuarially determined based on factors such as age, health, and occupation. MassMutual determines the cost of insurance separately for the base and supplemental selected face amounts and for any increases or decreases in face amount. If MassMutual approves an increase or decrease in face amount, then a different cost of insurance charge may apply to the increase or decrease, based on the Insured’s circumstances at the time of the increase or decrease. This charge is deducted first from the Guaranteed Principal Account (GPA) until the account value in the GPA is exhausted. Any remaining charge not deducted from the GPA will be deducted from the divisions of the Separate Account in proportion to the value in each as of the date of the deduction. In the context of life insurance, a uniform mortality charge (cost of insurance charge) for all insureds would discriminate unfairly in favor of those insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be different “prices” for each actuarial category of Certificate Owners because different costs of insurance rates will apply. While not all Certificate Owners will be subject to the same cost of insurance rates, there will be a single “rate” for all Certificate Owners in a given actuarial category. The Certificates will be offered and sold pursuant to

MassMutual’s underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among insureds, but recognize that premiums must be based upon factors such as age, health, and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Certificate.

MassMutual does not currently charge the Separate Account divisions for federal income taxes attributable to them. However, it reserves the right to eventually charge the Separate Account divisions to provide for future federal income tax liability of the Separate account divisions.

b.     Application and Initial Premium Processing (including Free Look)

Certificates are only available to Employees. Subsequent to the issuance of the Group Policy, the Employer will submit enrollment forms on behalf of its Employees to MassMutual requesting individual insurance under the Group Policy. Once MassMutual approves an enrollment form, a Certificate will be issued to the approved Employee. Each individual in a group accepted by MassMutual is aggregated for purposes of determining Certificate issue dates, policy dates, and underwriting classification. The Group Policy specifies the rights and privileges of the Employer. The Certificate is evidence of coverage under the Group Policy, and individuals may exercise all rights and privileges under the Certificate through the Employer. After termination of the employment or other relationship, an individual who has been issued the Certificate may exercise all rights and privileges directly with MassMutual.

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A Certificate Owner completes the requested enrollment forms and submits the forms to MassMutual along with the minimum initial premium. The minimum initial premium varies by age of the insured and the base selected face amount and can be paid in one lump sum or throughout the first certificate year or via payroll deduction or

PAC premium payment service. The frequency of premium payments is selected by the Employer and can be one month, one calendar quarter, a six month period, or one year. The Certificate Owner and the Employer decide the amount of premiums the Certificate owner will pay (planned premium). The planned premium frequency selected by the Employer forms the basis for the billing cycle for the Certificate Owner. MassMutual will send the Employer an invoice for the Certificate in accordance with the planned premium frequency selected (monthly, yearly, etc.). If MassMutual determines the Certificate is not suitable for the Certificate Owner, the minimum initial premium is sent back to the Certificate Owner without interest.

Each individual in a group accepted by MassMutual is aggregated for purposes of determining Certificate issue dates, policy dates, and underwriting classification. Coverage under the Certificate generally becomes effective on the date MassMutual actually issues the Certificate.

MassMutual will send the Certificate directly to the Certificate Owner.

Free Look - A Free Look Period under state law provides a Certificate Owner the right to cancel the Certificate within ten calendar days (or longer depending upon the state of issuance) after the Certificate has been delivered to the Certificate Owner.

During the Free Look Period, MassMutual will apply the initial net premium it receives to the GPA. At the end of the Free Look Period, MassMutual will apply net premiums paid by the Certificate Owner among the GPA and/or Separate Account divisions according to the Certificate Owner’s instructions and subject to MassMutual’s current allocation rules.

If the Certificate Owner chooses to cancel the Certificate within the Free Look Period, a refund will be made to the Certificate Owner. The refund will generally equal any premium paid for the Certificate (reduced by any loans or withdrawals), plus interest credited to the Certificate under the GPA, plus or minus an amount that reflects the investment experience of the divisions selected under the Certificate to the date the Certificate is received by MassMutual. Where required by state law, the refund will equal all premiums paid, reduced by any loans or withdrawals.

c.     Premium Allocation

“Net Premiums” are credited to the Certificate as of the Valuation Date the premium payments are received by MassMutual in good order. Net Premiums are equal to the premium paid minus the premium load. The premium load (currently 3% of each premium payment) is deducted for federal and state taxes, where applicable and the expenses MassMutual incurs related to the sale and distribution of the Certificates. The premium load may vary for each Employer depending on:  (i) group enrollment procedures selected by the Employer group; (ii) total group premium paid by the Employer; and (iii) the size of the Employer group.

MassMutual may increase or decrease the current premium load; however, it will never exceed the maximum premium load charge which is 10% of each premium.

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The amount of premium load in a Certificate year is not necessarily related to the actual sales expense for that particular year nor is it necessarily related to the amount of state taxes applicable. To the extent that MassMutual sales expenses and state taxes are not covered by the premium load, they will be recovered from MassMutual’s surplus, including any amounts derived from the mortality and expense risk charge or the cost of insurance charge.

The Certificates allow Employees to send premium payments directly to MassMutual. If any subsequent premium will cause the Certificate to become a Modified Endowment Contract (MEC), MassMutual will follow certain procedures described in the prospectus for the Certificate with respect to applying all or a portion of the premium to the Certificate. With respect to each premium payment made, MassMutual will require a certain portion of the Net Premium equal to the minimum premium amount to be allocated to MassMutual’s GPA. The minimum premium amount is an estimate of the premium sufficient to pay the monthly charges (other than the Mortality and Expense Risk charge) until the next planned premium due date. Net Premiums in excess of the minimum premium amount paid by the Certificate Owner may be allocated among the GPA and up to 25 divisions of the Separate Account.

A Certificate Owner may change the allocation of Net Premiums without charge at any time by sending a Net Premium Allocation Request Form to MassMutual’s Administrative Office. Telephone or fax transmissions are also permitted.  The change will be effective as of the valuation date that MassMutual receives the request in good order at its Administrative Office. The Certificate Owner may transfer amounts among all of the divisions of the Separate Account and the GPA, subject to certain restrictions, including the restriction that a Certificate Owner may not have allocations in more than 25 divisions of the Separate Account.

d.     Loans

The Certificate provides a loan privilege that becomes effective six months after the Certificate Date. After such effective date, loans can be made on the Certificate at any time while the Insured is living by sending a written request in good order to MassMutual’s Administrative Office. To take a loan, the Certificate Owner must send a written request to MassMutual on MassMutual’s administrative form. The Certificate must be properly assigned to MassMutual as collateral for the loan. Once MassMutual has processed the loan request it is considered effective and outstanding. MassMutual charges interest on the loan; and the interest may be added to the Certificate loan. Loan interest begins to accrue as soon as the loan is effective. Therefore, loan interest will accrue even if the loan check is not cashed. The loan interest rate for loans taken in Certificate Years 1-20 is a fixed rate of 4% per year and for loans taken in Certificate Years 21 and later, it is a fixed rate of 3.5% per year.

Certificate Debt (which includes accrued interest) must not equal or exceed the Certificate’s account value. If this limit is reached, MassMutual may terminate the Certificate. In this event, MassMutual will notify the Employer (or Certificate Owner if no longer associated with the Employer) in writing. The notice will state the amount necessary to bring the Certificate debt back within the limit. If MassMutual does not receive a payment within 31 days after the date it mailed the notice, the Certificate terminates without value at the end of those 31 days.

When a loan is made, MassMutual will take the loan amount requested from the divisions of the Separate Account and the non-loaned portion of the GPA in proportion to the non-loaned account value of each on the effective date of the loan. Shares taken from the divisions are liquidated and the resulting dollar amounts are transferred to the GPA. MassMutual will normally pay any loan amounts within seven calendar days after receipt of all required documents in good order at its Administrative Office. MassMutual may delay the granting of any loan attributable to the Separate Account during any period that the New York Stock Exchange (NYSE), or its successor, is closed except for normal weekend and holiday closings, or trading is restricted, or the Securities and Exchange Commission (SEC), or its successor, determines that an emergency exists, or the SEC permits MassMutual to delay payment for the protection of its policy owners, or we are permitted by state law to delay such payment. The maximum loan is an amount equal to: 1) 100% of the Certificate’s account value at the time of the loan; less 2) any outstanding Certificate debt before the new loan; less 3) an amount

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equal to (i) the most recent monthly charges multiplied by (ii) one plus the number of monthly calculation dates remaining in the next planned premium is due. The amount equal to any outstanding Certificate loans is held in the GPA and is credited with interest at a rate equal to the greater of: 1% per year, or the Certificate loan rate less the loan interest rate expense charge, not to exceed 3%. The loan interest rate expense charge is currently 1% (for years 1 through 20) and is guaranteed not to exceed 3%. For Certificate years 21 and greater, the maximum loan interest rate expense charge is 2.50% and the current charge is 0.50%. As long as a loan is outstanding, a portion of the Certificate’s account value equal to the loan is held in the GPA.

Interest accrues daily and becomes part of the Certificate debt as it accrues. It is due on each Certificate anniversary. If not paid when due, the interest will be added to the loan and, as part of the loan, will bear interest at the same rate. Any interest capitalized on a Certificate anniversary will be treated the same as a new loan and will be taken from the divisions of the Separate Account and the GPA in proportion to the non-loaned account value in each.

All or part of any Certificate Debt may be repaid at any time while the Insured is living and while the Certificate is in force. Any repayment results in the transfer of values equal to the repayment from the loaned portion of the GPA to the non-loaned portion of the GPA and the applicable division(s) of the Separate Account. The transfer is made in proportion to the non-loaned value in each division at the time of repayment. If the loan is not repaid, MassMutual will deduct the amount due from any amount payable from a full surrender or upon the death of the Insured. A loan repayment must be clearly identified as loan repayment or it will be considered a premium payment. MassMutual will apply loan repayments on the valuation date they are received in good order at our Administrative Office. If received on a date that is not a valuation date or after the end of a valuation date, then the loan repayment will be effective on the next valuation date.

Loan repayments are first applied to pay accrued interest until exhausted and any remainder is applied to reduce the remaining loan amount. When MassMutual receives a loan repayment and only a portion is needed to fully repay the loan, any excess is applied as premium and is allocated in accordance with the current premium allocation instructions after deduction of any applicable charges. Any subsequent loan repayments received after the loan is fully repaid will be refunded to the premium payer.

A Certificate loan negatively affects the Certificate because the death benefit and cash surrender value under a Certificate are reduced by the amount of the loan. Repayment of the loan increases the death benefit and cash surrender value under the Certificate by the amount of the repayment.

e.     Certificate Reinstatement

For a period of three years after termination, a Certificate Owner can request MassMutual reinstate the Certificate during the Insured’s lifetime. MassMutual will not reinstate the Certificate if it has been surrendered for its Cash Surrender Value. Before MassMutual will reinstate the Certificate, it must receive the following: 1) a premium payment equal to the amount necessary to produce an account value equal to three times the monthly charges due for the Certificate on the monthly calculation date which is on or next follows the date of reinstatement; and 2) evidence of insurability satisfactory to MassMutual. If a Certificate is reinstated, the death benefit amount for the reinstated Certificate will be the same as it would have been if the Certificate had not terminated. The right to contest the validity of the Certificate begins again on the date of reinstatement.

f.     Correction of Misstatement of Age

If the Insured’s date of birth as given in the Certificate application is not correct, an adjustment will be made. If the adjustment is made when the Insured dies, the death benefit will reflect the amount provided by the most recent monthly insurance charge according to the correct age. If the adjustment is made before the Insured dies, then future monthly deductions under the Certificate will be based on the correct age.

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g.     Increase/Decrease or Change in Death Benefit Option

A Certificate Owner’s Base Selected Face Amount and/or Supplemental Selected Face Amount may be increased upon Written Request by the Certificate Owner, subject to MassMutual’s approval. Any increase must be in the amount of at least $5,000, unless MassMutual establishes a lower minimum. Evidence of insurability satisfactory to MassMutual may be required for each increase. If the Base Selected Face Amount and/or Supplemental Selected Face Amount is/are increased, MassMutual will send revised Certificate Specifications reflecting that increase. Upon Written Request satisfactory to MassMutual, a request for a decrease in the Base

Selected Face Amount and/or Supplemental Selected Face Amount will be honored by MassMutual provided the Certificate maintains a minimum Base Selected Face Amount of $50,000. The cost of insurance charges will reflect the increased (decreased) face amount(s) and will be deducted beginning on the effective date of the increase (decrease).

Any requested increase in the Base Selected Face Amount and/or Supplemental Selected Face Amount will be effective on the monthly calculation date which is on, or next follows, the later of: (i) the date MassMutual approves the increase; or (ii) the requested effective date of the change. No increase in the Base Selected Face Amount and/or Supplemental Selected Face Amount can become effective on or after the Certificate Anniversary Date after the Insured’s 80th birthday. Any requested decrease in the Base Selected Face Amount and/or Supplemental Selected Face Amount will be effective on the monthly calculation date which is on, or next follows, the later of: (i) the date MassMutual approves the decrease; or (ii) the requested effective date of the change. The cost of insurance charges will reflect the decreased face amount(s) and will be deducted beginning on the effective date of the decrease.

While the Certificate is in force, a Certificate Owner may change death benefit option by Written Request. Any change from Death Benefit Option A to Death Benefit Option B will require evidence of insurability satisfactory to MassMutual. The effective date of any such change will be on the monthly calculation date on, or next following the later of the date the Written Request is approved by MassMutual, or the requested effective date of the change.

2.         “Redemption Procedures”: Surrender and Related Transactions

The Certificates provide for the payment of moneys to a Certificate Owner or beneficiary upon presentation of a Certificate. Generally, except for the payments of death benefits, the imposition of cost of insurance and administrative charges, the payee will receive a pro rata or proportionate share of the Separate Account’s assets, within the meaning of the 1940 Act, in any transaction involving “redemption procedures.” The amount received by the payee will depend upon the particular benefit for which the Certificate is presented, including, for example, the cash surrender value or death benefit. There are also certain Certificate provisions (e.g. partial withdrawals or the loan privilege) under which the Certificate will not be presented to MassMutual, but which will affect the Certificate Owner’s benefits and may involve a transfer of the assets supporting the Certificate reserve out of the Separate Account. Any combined transactions on the same day which counteract the effect of each other will be allowed.

MassMutual will assume the Certificate Owner is aware of the possible conflicting nature of the transactions and desires their combined result. If a transaction is requested which MassMutual will not allow (e.g., a request for a decrease in death benefit which lowers the amount below the stated minimum), MassMutual will reject the entire transaction and not just the portion which causes the disallowance. The Certificate Owner will be informed of the rejection and will have an opportunity to give new instructions.

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a.     Surrender for Cash Value

The Certificate may be surrendered for its full cash surrender value at any time while the Insured is living. Unless a later effective date is selected, surrender is effective on the Valuation Date MassMutual receives a Written Request in good order at its Administrative Office. If the surrender involves an exchange or transfer of assets to a certificate issued by another financial institution (or insurance company (not MassMutual or any of its subsidiaries)), MassMutual also will require a completed absolute assignment form and any state mandated replacement paperwork (if required). If, however, the day on which MassMutual receives the surrender request in good order is not a day on which the net asset value of the underlying funds in which the divisions of the Separate Account invest is determined (i.e. the NYSE is not open for trading), or if the surrender request is received after a certain time (currently 4:00 p.m. Eastern Standard Time), then the surrender request is deemed received on the next day the net asset value of the underlying funds is determined.

MassMutual will normally pay the full cash surrender value within seven calendar days after receipt of the Certificate and Written Request in good order. The full cash surrender value is the account value less any outstanding Certificate debt. There is no surrender charge. Computations with respect to the investment experience of each division of the Separate Account will be made at the close of any date on which the net asset value of the underlying funds is determined. This will enable MassMutual to pay the cash value on surrender based on the next computed value after the surrender request is received. MassMutual may delay the payment of cash surrender value from the Separate Account during any period that the NYSE is closed except for normal weekend and holiday closings, or trading is restricted, or the SEC determines that an emergency exists, or the SEC permits MassMutual to delay payment for the protection of its policy owners; or MassMutual is permitted by state law to delay such payment. The Certificate terminates as of the effective date of the surrender and cannot be reinstated.

The Certificate value has two components (a) the GPA value, and (b) the variable account value. The variable account value (equal to the value of all accumulations in the Separate Account) may increase or decrease from day to day depending on the investment experience of the Separate Account. Calculations of the Certificate value for any given day will reflect the net premiums allocated to the Separate Account; transfers to the Separate Account from the GPA; transfers and withdrawals from the Separate Account; fees and charges deducted from the Separate Account; the net investment experience of the Separate Account; and loans deducted from the Separate Account. MassMutual deducts accumulation units for insurance and other Certificate charges.

The GPA value is the accumulation of: (a) net premium allocated to the GPA; (b) amounts transferred into the GPA from the Separate Account; plus (c) interest credited to the GPA; minus (d) amounts transferred and withdrawn from the GPA; minus (e) monthly charges deducted from the GPA. The GPA value earns interest at an effective annual rate, credited daily. For the part of the GPA value equal to any Certificate debt, the daily rate MassMutual uses is the daily equivalent of the greater of: (a) the annual credited loan interest rate minus the loan interest rate expense charge; or (b) 1%. For the part of the GPA value in excess of any Certificate debt, the daily rate MassMutual uses is the daily equivalent of the greater of:  (a) the current interest rate we declare; or (b) the guaranteed interest rate of 1%. The current interest rate may change as often as monthly and becomes effective on the Certificate’s monthly calculation date.

MassMutual will also make monthly deductions from a Certificate to cover the mortality and expense risk charge (maximum or guaranteed percentage is 1% and the current percentage is 0.75%) and the charge is deducted from account value allocated to the Separate Account divisions but not from the GPA; the cost of insurance charge (maximum or guaranteed cost of insurance charge rates are reflected in the Certificate specifications page and are calculated using 150% of the ultimate 2001 CSO Table), which is determined

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separately for the base and supplemental selected face amounts and for any increases or decreases in face amount, and a rider charge, if applicable. Other possible deductions from the Certificate (which occur on a Certificate specific basis) include a charge for partial withdrawals, a charge for transfers (there is currently no charge for transfers, but MassMutual reserves the right to charge for certain transfers in the future), and a charge for loans.

For Certificates where the Insured is no longer employed by or associated with the Employer (portable certificate), the applicable cost of insurance rate for basic (i.e., employer-paid) coverage will vary based on the Certificate’s funding ratio as of the valuation date on which MassMutual is notified that the Insured’s employment has terminated (or the Insured’s association with the Employer has terminated) (in each case the portability date). Any changes to the applicable cost of insurance rate will take effect on the Certificate anniversary date on or next following the portability date. The funding ratio is defined as the account value divided by the base selected face amount. Certificates with a funding ratio greater than or equal to a predefined threshold will continue to be subject to the same cost of insurance rates as those applicable to insureds who are still employed or associated with the Employer. These predefined thresholds vary by issue age and range from 3.66% to 12.85%. The cost of insurance rates for Certificates with funding ratios below these predefined thresholds will increase, starting on the Certificate anniversary or on or next following the portability date.

b.     Charges on Partial Withdrawal

After a Certificate has been in force for 12 months a Certificate Owner can make a withdrawal from the Certificate by sending a written request in good order to MassMutual’s Administrative Office. Any withdrawal is subject to the following: 1)  a withdrawal charge equal to the lesser of $25 or 2% (for each withdrawal) of the total withdrawal will be assessed against the amount withdrawn; 2) the amount of the withdrawal will be deducted from the Policy’s account value as of the Valuation Date the Written Request is received at our Administrative Office; 3) the Certificate Owner must specify the GPA and/or the division(s) of the Separate Account from which the withdrawal is to be made; 4) the withdrawal amount attributable to a division of the Separate Account and/or the GPA may not exceed the non-loaned Account Value of that division or GPA; 5) a withdrawal from the GPA is subject to certain restrictions; 6) the Policy’s account value will automatically be reduced by the amount of the withdrawal, which includes the withdrawal charge; 7) payment from the GPA may be delayed for up to six months from the date the request is received at our Administrative Office; 8) if a monthly market fund suspends payment of redemption proceeds in connection with the implementation of liquidity gates by the fund, we will delay payment of any transfer, partial withdrawal, surrender, loan or death benefit from a money market division in the removal of such liquidity gates; 9) Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a request; 10) the Certificate’s death benefit will be reduced as needed to prevent an increase in the amount of insurance which requires a charge, unless satisfactory evidence of insurability is provided to MassMutual. If we delay payment of a surrender or withdrawal for 30 calendar days or more, we add interest to the date of payment at the same rate it is paid under the interest payment option.

c.      Death Benefit

MassMutual will pay a death benefit to the beneficiary normally within seven calendar days after receipt, at its Administrative Office, of due proof of death of the Insured and all other requirements to make payment. MassMutual may delay payments under circumstances as described in the prospectus.

The death benefit amount is determined as of the date of death. The death benefit will normally be paid in one lump sum payment. We will pay interest on the death benefit from the date of death to the date of a lump sum payment. The amount of interest will be computed using an effective annual rate of not less than 3% or, if greater, the annual rate required by applicable law. The death proceeds payable will depend on the option in effect at the time of death. Under Death Benefit Option A, the death benefit is the greater of: (i) the selected face amount in effect on the date of death; or (ii) the minimum death benefit in effect on the date of death.

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Under Death Benefit Option B, the death benefit is the greater of: (i) the sum of the total selected face amount in effect on the date of death plus the account value on the date of death; or (ii) the minimum death benefit in effect on the date of death.

We will pay the death benefit based on the option in effect on the date of death, with the following adjustments:

•                  We add the part of any monthly cost of insurance charges already deducted, which applies to a period beyond the date of death; and

•                  We deduct any Certificate debt outstanding on the date of death; and

•                  We deduct any unpaid monthly charges to the date of death.

Under Death Benefit Option A, the death benefit amount is not affected by the Certificate’s investment experience unless the death benefit is based on the minimum death benefit. Under Death Benefit Option B, the death benefit is a variable death benefit.

d.      Termination

The Certificate will terminate if on a monthly calculation date, the account value less any Certificate debt is insufficient to cover the monthly deduction. Thereafter, the Certificate enters a grace period during which the premium necessary to cover the overdue monthly deduction must be paid to avoid termination.

An Employer (or the Certificate Owner if the Certificate Owner has disassociated from the Employer) will receive a notice from MassMutual which sets forth this amount. During the grace period, the Certificate remains in force. If the payment is not made by the later of 61 days after the date the monthly charges are due or 31 days after MassMutual has mailed the written notice to the Certificate Owner and any assignee, the Certificate will terminate without value and insurance coverage will cease.

e.      Transfers Among Divisions

All or part of a Certificate’s Account Value may be transferred among divisions or the GPA by sending a written request in good order to MassMutual’s Administrative Office. Transfers between divisions may be by dollar amount or by whole-number percentage and all transfers are subject to MassMutual’s procedures intended to detect and prevent market timing and excessive trading.

There is no limit on the number of transfers a Certificate Owner may make. MassMutual does not currently charge a fee for transfers in excess of 12 during any one Certificate year. However, MassMutual reserves the right to charge a fee not to exceed $10 per transfer if there are more than 12 transfers in a Certificate year. Certificate Owners, however, may transfer all funds in the Separate Account to the GPA at any time, without incurring a fee, regardless of the number of transfers previously made. A Certificate owner may maintain account value in a maximum of 25 divisions and the GPA at any one time. If a Certificate Owner desires to allocate net premium or transfer account value to additional divisions, he/she must first transfer all account value from one or more of the existing divisions to ensure the limit of 25 is not exceeded.

MassMutual also offers Certificate Owners an automated account re-balancing option as well as an automated account value transfer option. A Certificate Owner may only have one of these options active at any given point in time. All transfers under these options during any Certificate year are considered one transfer for purposes of determining the number of transfers made by a Certificate Owner during a Certificate year. MassMutual must receive a fully completed Written Request to begin or end the automated account re-balancing program or the automated account value transfer program. Re-balancing is done on a quarterly basis based on the Certificate Owner’s Certificate year. Re-balancing will occur only on a monthly calculation date. The minimum amount MassMutual will transfer under the Automated Account Re-Balancing program is $5.00. Automated Account

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Value transfers are made on a monthly basis only on the monthly calculation date. Automated Account Value transfers are not available from more than one Separate Account division or from the GPA.

Transfers from the GPA to the Separate Account are permitted once per Certificate year. This transfer may not exceed 25% of the GPA value (less any Certificate debt at the time of the transfer. There is one exception to this rule. If: (i) 25% of the GPA value (less any Certificate debt) has been transferred in each of the previous three (3) certificate years, and (ii) no premium payments have been allocated to the GPA and no transfers have been made to the GPA during any of the previous three (3) Certificate years, except as a result of a Certificate loan, then the remainder of the GPA value (less any Certificate debt) may be transferred out of the GPA in the succeeding Certificate year.

All transfers made on one Valuation Date are considered one transfer.

3.           Riders:

MassMutual generally deducts the cost of any rider as part of the monthly charges. Some riders do not result in monthly charges; however MassMutual may charge a one-time fee when a Certificate Owner exercises a rider.

a.        Accelerated Benefits for Terminal Illness Rider — There is currently no charge for this rider. If a claim is made under this rider, MassMutual will assess a charge of no more than $250. MassMutual will require proof, satisfactory to it, that the Insured is terminally ill and not expected to live longer than 12 months (24 months in certain states) prior to activation of the rider. In return for the advanced payment, MassMutual establishes a lien against the Certificate, equal to the amount of the accelerated benefit.

MassMutual will pay an accelerated benefit when the following requirements are met:

MassMutual receives:

•                  The Certificate Owner’s written request for payment of an accelerated death benefit under the Certificate;

•                  The Insured’s written authorization to release medical records to MassMutual;

•                  The written consent to this request of any assignee and any irrevocable beneficiary under the Certificate; and

•                  Proof, satisfactory to MassMutual, that the Insured has a terminal illness as defined in the rider.

The amount of the death benefit under the Certificate that can be considered for acceleration is determined as of the acceleration date (the first date on which all requirements for acceleration, except any confirming examination that MassMutual may require, has been met. The amount eligible for acceleration (Eligible Amount) is equal to the death benefit payable upon the death of the Insured. The Certificate Owner may accelerate any portion of the Eligible Amount subject to the following limitations:

•                  The minimum amount that may be accelerated is $25,000; and

•                  The maximum amount that may be accelerated is equal to the lesser of 75% of the Eligible Amount or $250,000 minus the total amount accelerated under all other policies issued by MassMutual or any of its affiliates on the life of the Insured.

After the accelerated benefit is paid, the Certificate remains in force and premiums and charges continue in accordance with the Certificate provisions.

Payment of the accelerated benefit is made to the Certificate Owner in a lump sum. MassMutual will not make the payment if it first receives due proof of the Insured death, instead MassMutual will pay the death benefit as if no request had been received under the rider. Payment of the accelerated benefit is made only once.

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The rider terminates upon any of the following events:

•                  On the date the accelerated benefit payment is made;

•                  The Certificate terminates;

•                  If applicable, any Overloan Protection Rider to the Certificate is exercised; or

•                  Two years before the paid-up Certificate date.

b.        Accidental Death Benefit Rider — There is an additional charge for this rider equal to $0.025 per $1,000 of rider coverage. In the event of accidental death of the Insured, MassMutual will pay a benefit equal to the lesser of:

a. the base selected face amount on the date of the Insured’s death, or

b. $5,000,000

To pay the benefit, MassMutual will require proof, satisfactory to it, that the Insured’s death occurred:

•                  as a direct result of accidental bodily injury independently of all other causes;

•                  within 180 days after the injury occurred; and

•                  while the Certificate and rider were in force.

No accidental death will be paid if the Insured’s death results directly or indirectly from any of these causes (more fully described in the prospectus):

•                  Suicide

•                  War

•                  Military Service

•                  Aviation

•                  Natural Causes

•                  Drug

•                  Felony

The rider ends automatically:

•                  On the Certificate anniversary date which is on or next follows the Insured’s 65th birthday; or

•                  Upon the termination of the Certificate for any reason.

c.         Children’s Level Term Insurance Rider — There is an additional charge for this rider which is guaranteed not to exceed $4.50 per month. The rider provides $25,000 of level term insurance on the life of each of the Insured’s children between the ages of 15 days and 26 years. Subject to certain conditions in the rider, the rider may be converted into a policy on the life of the insured child without evidence of insurability. The term of insurance for a child ends on the earlier of:

a.     the date the Certificate terminates; or

b.              the monthly calculation date on or next following the date MassMutual receives the rider owner’s written request to terminate the rider; or

c.     the Insured’s attained age 65; or

d.     the Certificate anniversary date on or next following the insured child’s 26th birthday.

If the Insured dies while the rider is in force, coverage on the life of the insured child will continue until the Certificate anniversary date that is on or next follows the insured child’s 26th birthday.

d.        Overloan Protection Rider — MassMutual charges a one-time fee to exercise the rider. A written request to exercise the rider must be sent to MassMutual’s Administrative Office. The first time the requirements to exercise the rider are met, MassMutual will notify the Certificate Owner. The notice will be mailed 31 days before the end of the Certificate’s grace period. The rider is effective (Rider Effective Date) on the next monthly calculation date after:

1.     MassMutual has received the Certificate Owner’s written request to exercise the rider; and

2.     All other conditions for exercising the rider have been met.

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Once the rider has been exercised, the death benefit option will be changed to Option A and the total selected face amount will be reduced to equal the minimum death benefit.

The rider cannot be exercised unless the Certificate meets all of the following requirements:

•      The Certificate is in force and has reached the 15th Certificate anniversary date;

•      The Insured is at least attained age 75;

•      The account value is at least $100,000;

•      The non-loaned account value is sufficient to pay the rider charge;

•      The Certificate is issued under the Guideline Premium Test;

•                  The Certificate is not, and exercise of the rider will not cause the Certificate to become a MEC under the IRC;

•                  The Certificate debt exceeds a specified percentage of the account value after deduction of the rider charge; and

•                  All amounts that may be withdrawn from the Certificate without the imposition of federal income tax must be taken as partial surrenders prior to exercise of the rider.

Exercising the rider will affect the Certificate and any other Certificate riders, as of the Rider Effective Date, as follows:

1.              Interest will continue to accrue on the Certificate date at the applicable loan interest rate;

2.              The loaned account value in the GPA will earn interest at the same rate as the loan interest rate;

3.              Any remaining non-loaned account value will be held in the GPA and will continue to accrue interest on not less than this guaranteed minimum interest rate for the GPA;

4.              All other riders, including without limitation any Accelerated Benefits Rider for Terminal Illness, Accidental Death Benefit Rider, Children’s Level Term Insurance Certificate Rider, Spouse Level Term Insurance Certificate Rider, and Waiver of Monthly Charges Rider, will be terminated;

5.              No further monthly charges or additional charges will be taken from the account value;

6.              No further Certificate loans may be taken;

7.              No further Certificate changes, account transfers or partial surrenders will be allowed;

8.              No further premium payments or loan repayments will be allowed;

9.              The total selected face amount will equal the minimum death benefit, after deduction of the charge for the rider,

10.       The Certificate will be placed in paid-up status; and

11.       The owner will be notified of the changes to the Certificate.

e.               Spouse Level Term Insurance Rider — There is an additional charge for this rider that varies based on the individual characteristics of the Insured. The rider provides level term insurance on the life of an insured spouse. The spouse may not be legally separated from the Insured when coverage under the rider becomes effective. The minimum amount of term insurance under this rider is $50,000.

Coverage under the rider will end on the earliest of:

1.              The date of termination of the Certificate; or

2.              The monthly calculation date on or next following the date we receive the Certificate Owner’s written request to terminate the rider; or

3.              The date the rider is converted to a new insurance policy; or

4.              The Certificate anniversary date that is on or next follows the insured spouse’s 65th birthday; or

5.              If applicable, the date any Overloan Protection Rider to the Certificate is exercised.

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f.                Waiver of Monthly Charges Rider — There is an additional charge for this rider that varies based on the individual characteristics of the Insured. Under this rider, MassMutual will waive the monthly charges deducted against the Certificate account value (other than mortality and expense risk charge) if:

•                  The Insured becomes totally disabled (as defined in the rider) before the Certificate anniversary that is on or next follows the Insured’s 65th birthday; and

•      Such total disability continues for six consecutive months.

Benefits payable under the rider end when any of the following occurs:

•                  The Insured is no longer totally disabled; or

•                  The Certificate holder does not give MassMutual the required satisfactory proof of continued total disability; or

•                  The Insured fails or refuses to have a required examination; or

•                  The Certificate anniversary date that is on or next follows the Insured’s 65th birthday, or, if later, the date two years from the date the total disability began.

Proof of claim must be received at MassMutual’s Administrative Office while the Insured is living and during the continuance of total disability. Also, it must be received within one year after the earlier of:

1.              The Certificate anniversary date that is on or next follows the Insured’s 65th birthday; and

2.              Termination of the Certificate.

Until MassMutual approves the claim, all premiums necessary to avoid a lapse of the Certificate are required to be paid. If total disability begins during the Certificate’s grace period, any required premiums must be received before MassMutual will approve the claims under the rider.

MassMutual will not return any premiums paid; however MassMutual will adjust the account value according to the terms of the rider.

The rider may be cancelled by the Certificate Owner’s written request. Cancellation takes effect on the monthly calculation date that is on, or next follows, the date MassMutual receives the written request at its Administrative Office.